Exhibit 99.1

Polyrizon Announces Successful Results for NASARIX™ Biocompatibility Program, Supporting Advancement Towards First in Human Clinical Trial

Raanana, Israel, July 02, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced successful results from its biocompatibility evaluation program for its proprietary NASARIXTM Allergy Blocker nasal spray, with all required biological safety tests meeting their predetermined acceptance criteria.

The comprehensive evaluation program was designed in accordance with internationally recognized standards for biological safety assessment of medical devices, including the ISO 10993 series, FDA guidance, and applicable European regulatory requirements. The program was developed to assess the safety and biocompatibility profile of NASARIXTM, a drug-free mucoadhesive nasal spray intended to help reduce exposure to airborne allergens associated with seasonal allergic rhinitis.

The completed testing program evaluated key biological safety endpoints identified for the device, including:

●	Cytotoxicity

●	Sensitization

●	Irritation / Intracutaneous Reactivity

●	Material-Mediated Pyrogenicity

●	Acute Systemic Toxicity

In addition, long-term systemic toxicity was assessed through a toxicological risk assessment conducted in accordance with ISO 10993-17, demonstrating substantial safety margins across the product’s constituent materials under intended conditions of use.

The biocompatibility evaluation was based on the final NASARIXTM product configuration and supported by extensive toxicological assessments of the formulation components, manufacturing processes, packaging materials, and intended patient exposure. According to the Biological Evaluation Plan, the product consists of well-characterized materials with established safety profiles and utilizes a manufacturing process designed to minimize biological risk.

“We are pleased to report the successful completion of the NASARIXTM biocompatibility program,” said Tomer Izraeli, CEO of Polyrizon. “Achieving positive results across all required biological safety assessments represents a significant milestone in our development program and further supports the biocompatibility safety profile of NASARIXTM as we continue advancing its clinical and regulatory pathway.”

The biocompatibility evaluation program was developed under a risk-management framework consistent with ISO 10993-1 and ISO 14971 and included assessment of physical and chemical characteristics, material safety data, toxicological literature, manufacturing controls, and endpoint-specific biological testing.

The successful completion of the biocompatibility program further strengthens the non-clinical package supporting NASARIXTM and represents an important step toward potential commercialization of the product as a novel nasal barrier technology designed to help individuals suffering from seasonal allergies.

About NASARIXTM

NASARIXTM is Polyrizon’s proprietary nasal spray designed to create a protective barrier within the nasal cavity, helping to prevent contact between inhaled allergens and the nasal mucosa. The product is being developed as a non-drug approach for the management of seasonal allergic rhinitis.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the the timing and progress of its clinical trials, advancing the clinical and regulatory pathway of NASARIXTM and the potential commercialization of NASARIXTM as a novel nasal barrier technology designed to help individuals suffering from seasonal allergies. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com